UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

April 28, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Senior Mortgage Loan - PB 6, LLC

On April 6, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $8,120,000, (the “PB Colfax Villas Senior Loan”). The borrower, PB 6, LLC, a California limited liability company (“PB Colfax Villas”), used the loan proceeds to recapitalize 14,202 square feet of entitled land with the intention of constructing and selling twelve homes under the Los Angeles Small Lot Ordinance at 5137-5149 Colfax Avenue, Los Angeles, CA (the “PB Colfax Villas Property”). Details of this acquisition can be found here.

We funded approximately $2,830,000 of the Colfax Villas Senior Loan. On April 7, 2020, PB Colfax Villas was issued a notice of maturity default for failing to repay outstanding principal and contractual interest of approximately $3,700,000 prior to its maturity date. A secondary notice of maturity default was issued on September 30, 2020, as principal and contractual interest remained outstanding. On January 26, 2021, we began the foreclosure process via a trustee sale, in which the lender places the property for sale to the general public in an auction. During the trustee sale, the Company, as the lender, was required to place a bid on the underlying property collateralizing the unpaid PB Colfax Villas Senior Loan. Subsequent to the trustee sale process being commenced, PB Colfax Villas filed for bankruptcy. Eventually, PB Colfax Villas’ reorganization plans were denied by the bankruptcy judge.

We foreclosed on the PB Colfax Villas Property on April 28, 2022, with a winning bid of $3,050,000. We will seek to sell the PB Colfax Villas property as-is to a developer over the coming months. There can be no guarantee that such results will be achieved. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       May 4, 2022